Filed by C&J Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C&J Energy Services, Inc.

Commission File No: 001-35255

Transcript of Nabors Industries Ltd. Employee Video Message

PARTICIPANTS

Tony Petrello – Chairman of the Board, President and Chief Executive Officer, Nabors Industries Ltd.

Josh Comstock – Founder, Chairman & Chief Executive Officer, C&J Energy Services, Inc.

Don Gawick – Chief Operating Officer, C&J Energy Services, Inc.

TRANSCRIPT OF VIDEO

TONY PETRELLO:

Welcome to the June edition of CEO Drill Down. As always, thank you for joining me. This month, I am pleased to share some important news with you. Until now, I have been unable to discuss this matter due to legal requirements that prohibit me from talking to employees about any significant Company news prior to disclosing the same information to the public.

Today, we publicly announced that Nabors plans to merge our completion and production services businesses with C&J Energy Services, creating a high-quality diversified oilfield services company in North America with strong international growth potential. In fact, this combination creates one of he largest completions and production companies with an equity market capitalization in excess of $4 Billion. Familiar to many of you, C&J Energy Services is a publicly traded company with headquarters in Houston, Texas. C&J provides premium hydraulic fracturing, coiled tubing, wireline, pressure pumping and other complementary oilfield services. They also manufacture, repair and refurbish equipment and provide specialty chemicals for completion and production services. C&J also provides downhole tools and related directional drilling technology and data control systems. In a moment, you will hear more about C&J Energy Services.

Before we go on, I want to emphasize that I believe this merger creates a significant opportunity for both our employees and shareholders. As I have said in previous episodes of CEO Drill Down, you have demonstrated your ability to stay focused on safety, our customers and the business—while living according to the principles this company was built upon. I am very proud of what we have achieved. Today, we are the number one fluids hauling company and the number two well servicing company. During just a four year period the stimulation business has grown from a small regional player to now the sixth largest player. These feats were accomplished during a challenging market the past several years, which make them even more remarkable. These accomplishments are the direct result of your talent, hard work and commitment to our shared success. I want to thank each and every one of you for that dedication to Nabors.

Last year, we announced that our Board of Directors began evaluating strategies to enhance shareholder value. This included assessing our capital structure, reviewing our mix of businesses and looking at ways to improve our overall operational performance. During that review, the Board and I concluded that the Completion and Production Services business is extremely valuable. We have the right set of assets and the talented people in market positions that have prospects for continued long term growth. The advent of shale drilling in North American and international prospects as well presents additional opportunity. The question we face today is how to continue that momentum and grow profitably. We believe that continued increase in size and scope is essential to capitalizing on that long term growth.

We also believe that continued focus on operational excellence is critical to delivering an attractive value proposition to our customers. This requires both an increase in scale of the operations as well as a commitment for additional investment in equipment, technology and people. We view this transaction as a perfect opportunity to accelerate the growth potential in this business and provide better returns on our existing investments in people and assets. As a result of this transaction, C&J and Nabors can now concentrate their resources within their respective segments. Additionally, the new company will provide the size, scale and resources needed to thrive and grow even further in our industry. Under the agreement, the U.S.-based Nabors Completion and Production Services business unit and Nabors Production Services in Canada will combine with C&J to form a new publicly-traded company called C&J Energy Services Limited. Nabors will receive a large amount of cash from C&J. Additionally; our confidence in the prospects for the new company is manifested by the fact that Nabors will retain a majority ownership stake with 53 percent of the stock in the new company. Maintaining ownership in the new company allows Nabors to capture the growth potential we see in this business as market conditions improve.

C&J Energy Services is a highly respected and vertically integrated premier operator, run by a very capable management team. They have in-house manufacturing capability for much of their completion equipment. This capacity gives them a competitive advantage similar to how Canrig provides and advantage to us on the drilling side. During the considerable time spent developing this transaction, I have become increasingly confident of the quality and capability of all levels of the C&J organization and their ability to lead an even larger and more complex organization. This strength will be augmented by the addition of key management, support and operations personnel from Nabors.

The transaction benefits C&J as they will expand the breadth of their presence and product offerings to customers. The new company will be managed by C&J’s existing management team augmented with leaders from Nabors. Through a global alliance agreement with Nabors, the new company will have a strong platform for international growth and expansion, which is one of C&J’s key ambitions. This will eventually create significant career opportunities for employees.

The benefits to our shareholders are numerous and significant. In addition to establishing the intrinsic value of Nabors’ entities with the initial valuation, our retention of 53 percent ownership in the new company will provide a real-time indication of market value as expected synergies are realized and the emerging growth cycle progresses. In addition, the cash component of the deal further enhances Nabors’ financial flexibility.

Beginning today and continuing through this week, leaders will be visiting many of our sites to dialog with employees, and additional information will be communicated in the coming weeks. I wish I could be at every location personally to talk with you, but I hope you will take the time to read today’s press release and listen to the webcast which will soon be available on nabors.com.

I also encourage you to talk with your supervisor or HR representative in the coming days to address any questions you may have. While we can’t yet provide the answer to every question that employees may have, the important thing to keep in mind is that C&J has been following Nabors’ success for some time now and is interested in supporting the continued growth and success of our Completion and Production Services businesses. I don’t expect this transaction to impact the day-to-day activities of most employees.

The transaction is expected to close later this year following customary clearances and notifications, including compliance with labor and employment regulations. Until then, I want to ask all of you for your support in ensuring that our operations continue to operate safely and reliably.

Before closing, I have invited Josh Comstock, C&J’s Founder, Chairman of the Board and Chief Executive Officer, to tell you more about himself and C&J Energy Services. I have known Josh for quite some time and have been most impressed with how C&J has grown in recent years. I am extremely confident of Josh and his management team’s capabilities to lead the new combined company to even greater success. I’ll now turn it over to Josh.

JOSH COMSTOCK:

Thank you, Tony. I’m honored to have the opportunity to talk to you about this exciting announcement. I have served as CEO of C& J Energy Services and on its board of directors since I founded the company 17 years ago. I grew up in the pipeline industry and, I was 20 years old when I went out on my first oil field job. I spent New Year’s Day on a Pool Rig – it’s funny how things come full circle. When I started C&J Energy Services, I was working in the field with a test pump services company as a service contractor for Exxon. Through my early work experience, I gained a close understanding of oil field services.

I started C&J as a small pressure pumping business working in South Texas, with an employee base of two – including myself. Since then, my goal has to build a diversified, large scale, global provider of advanced services to the oil and gas industry – and we have worked hard towards achieving that goal.

In July 2011, I saw one of my biggest dreams come true when we took C&J Energy Services public and I was able to see CJES flashing on the floor of the New York Stock Exchange. At that point, we had approximately 400 employees operating four frac fleets with 142,000 horsepower, 14 coiled tubing units and 25 pressure pumping units in Texas, Louisiana and Oklahoma. Today, almost exactly three years later – we have grown our total asset base from $200 million to approximately $1.2 billion. Our revenues have grown at the same pace. We now have a talented team nearing 3,000 employees providing an expanded suite of best-in-class completion services to a growing customer base with more than double the equipment spreads.

In the past four years, we have executed an aggressive growth strategy – both through acquisitions and organically – adding equipment manufacturing, specialty chemicals, wireline and related service, downhole tools, directional drilling services and data control systems manufacturing. We also significantly increased our geographic footprint so that we are now operating in all the major basins across the U.S., and in the next few days we will commence work in Saudi Arabia under our first international contract. We also continue to differentiate ourselves through technological advancement. Last year, we opened a state-of-the-art research and technology center in Houston. This 70,000-square-foot facility allows us to replicate downhole conditions and test products. Our Research and Technology department focused on developing numerous innovative, fit-for-purpose solutions to complement our existing services and add value for customers.

As much as C&J Energy Services has changed over the years, our operating strategy and core values have remained the same. I attribute the great successes that we have achieved to our unwavering commitment to delivering superior results to our customers, at the lowest cost, in the least amount of time, while delivering best in class financial margins, thereby creating shareholder value.

Upon the closing of this transaction, the combination of C& J Energy Services and Nabors’ Completion and Production business will mark a huge step forward in executing our long term growth strategy. This is a transformative transaction and represents an outstanding opportunity for all of us.

We’re really excited to bring our two businesses together and believe there is a huge opportunity to leverage each other’s strengths as we continually seek to take our combined company to new levels. The deal accomplishes three important things for the future of our shared company:

•	It makes us bigger and better equipped to serve our customers;

•	It enables us to introduce our services to new customers and new areas;

•	And finally, it allows us to grow, both here in the United States and internationally.

Together we will be a top-tier, large scale, diversified completion and production services provider.

I want each of you to be as confident as I am, that this combination represents and outstanding opportunity for you, personally. The employees of both C&J Energy Services and Nabors are an important part of this transaction. We know that your hard work and efforts are behind the operational and financial successes that have been achieved thus far. We want to continue to expand on that success.

C&J is a high energy entrepreneurial company, which gives our employees many opportunities for career growth and development. Our bigger scale and diversified service offerings will present new opportunities for our combined employee base, including the ability to gain experience with other business lines. Where Tony and the Nabors team were constantly faced with difficult decisions about investing in the drilling versus completion and production services business – our focus is on optimizing oilfield services for our customers.

When Tony and I first discussed this transaction, Tony made it very clear to me that he had several options with the respect to Nabors’ strong completion and production business, and his priority was on unlocking value and potential and making sure that his employees were well –taken care of and had a good home. A key part of this was that Nabors could still be involved in the business, but without the struggle of running completion and production services in a drilling company. He also wanted a venue where his employees had the support to showcase their talents and continue to build and improve on their efforts from the last few years. Being the pure play completions company that we are, Tony knew that together we could create something great that would benefit all of us, and that NCPS employees would play a large part in that.

Although some changes are inevitable, as we integrate our organizations, we are committed to delivering a successful and seamless integration and I am counting on each and every one of you to help us do that. We will take a “best of both” approach and not look to fix anything that isn’t broken. We took this approach when we acquired our wireline business – Casedhole Solutions – and we are proud to report that is worked perfectly. In fact, I would like to introduce you to our COO and former president of Casedhole Solutions, Don Gawick, to give you a little perspective as he has seen C&J perform integrations. Don –

DON GAWICK

Thank you Josh, my name is Don Gawick and I am the chief operating officer of C&J Energy Services. I am a fairly recent arrival at C&J, having come through an acquisition a couple of years ago. I just wanted to say a few words about how that entire event went and give you a few words of encouragement. I spent 35 years in the oil and gas energy services sector, most of them was Schlumberger and during that time I got to spend time both domestically and internationally, working all the different product lines, getting to see many acquisitions over the years and quite frankly I got to see some that worked extremely well. I got to see a number that didn’t work particularly well. After 31 years with Schlumberger, a group of us decided to go out on our own and we went to work for a small company called Casedhole Solutions. We managed to build that up and after a short period of time the investors decided that they would sell us and we had the opportunity to meet with a number of different companies and have them take a look at us and we took a look at them and come to a decision on where we really wanted to go and what we wanted to be apart of. I can tell you that after meeting with the manager of C&J Energy Services and getting together with my senior manager and team, the decision was easy and it was unanimous. We found that we were going to be going to a culture that matched ours perfectly that put a priority on the people that had a belief that we could be the best oilfield service company in the world and it would allow us to expand our opportunities and grow as C&J grew. Since that time out people have done extremely well. We’ve continued to grow the business. We’re leaders now on the service quality side, we’re committed to health safety environment and I firmly believe that with this transaction all of us will have tremendous opportunities to see growth in the future and work for one of the truly outstanding oilfield service companies in the world.

JOSH COMSTOCK:

On behalf of everyone at C&J, we welcome you to C&J Energy Services. I hope you share our enthusiasm about the opportunity that is before us. We truly believe that the joining of our companies will enable our combined organizations to grow, where the sum of both parts combine to make a much greater whole. We are excited to plan our future course as a larger, stronger global leader.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Nabors Red Lion Limited (“Red Lion”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of Nabors Industries Ltd. (“Nabors”) and a proxy statement of C&J Energy Services (the “Company”). Nabors and the Company also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Nabors and the Company, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors will be available free of charge on Nabors’s internet website at http://www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’s Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at http://www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting the Company’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

The Company, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the Company’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of the Company as a subsidiary of Red Lion and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the control of Nabors and the Company, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure of the stockholders of the Company to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of the Company’s business and operations with Red Lion’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Nabors following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

Nabors and the Company caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Nabors’s and the Company’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning Nabors, the Company, the proposed transaction or other matters attributable to Nabors and the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Each forward looking statement speaks only as of the date of the particular statement, and neither Nabors nor the Company undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.